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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             ITC/\DeltaCom, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  45031T 10 4
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                                (CUSIP Number)


             Kimberley E. Thompson, c/o ITC Holding Company, Inc.
                 3300 20th Avenue, Valley, Alabama  36854-0020
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                August 5, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
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CUSIP No. 45031T 10 4                                   Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON

     Campbell B. Lanier, III
     c/o ITC Holding Company, Inc.
     3300 20th Avenue
     Valley, Alabama  36854-0020

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                       (b)  [ ]
     N/A

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

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                               7  SOLE VOTING POWER
                                  5,622,432

       NUMBER OF        -------------------------------------------------------
        SHARES                8   SHARED VOTING POWER
      BENEFICIALLY                1,060,585
        OWNED BY
         EACH           -------------------------------------------------------
       REPORTING              9   SOLE DISPOSITIVE POWER
         PERSON                   5,622,432
          WITH
                        -------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  1,060,585

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,683,017

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.9%

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14   TYPE OF REPORTING PERSON*
     IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 45031T 10 4                                   Page 3 of 6 Pages
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          This statement amends the Schedule 13D filed by Campbell B. Lanier,
III (the "Reporting Person") with the Securities and Exchange Commission on November 12, 1997, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 4, 1999, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of ITC/\DeltaCom, Inc., a Delaware corporation (the "Company").

Item 5.  Interest in Securities of the Issuer

          Item 5 is hereby amended by adding the following supplemental information:

          (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 6,683,017 shares of Common Stock, which represents approximately 10.9% of the shares of Common Stock outstanding on September 30, 2000. The shares beneficially owned by the Reporting Person include: 5,622,432 shares of Common Stock owned of record by the Reporting Person, 2,412 shares of Common Stock held of record by the Reporting Person's wife, Jane Lanier; 161,081 shares of Common Stock held of record by the Lanier Family Foundation, of which the Reporting Person is co-trustee; 114,760 shares of Common Stock held of record by the Campbell Lanier, Jr. Irrevocable Life Insurance Trust, of which the Reporting Person is co-trustee; 9,911 shares of Common Stock held of record by the C. B. Lanier, Jr., Marital Trust, of which the Reporting Person is co-trustee; and 772,421 shares of Common Stock that Brown Investment Partners, L.P., of which the Reporting Person is a general partner, has the right to purchase pursuant to outstanding options.

          (b) The number of shares of Common Stock as to which the Reporting Person has (i) sole power to vote or direct the vote is 5,622,432, (ii) shared power to vote or direct the vote is 1,058,891, (iii) sole power to dispose or direct the disposition is 5,622,432 and (iv) shared power to dispose or direct the disposition is 1,060,585.

          (c) On April 16, 1999, the Lanier Family Foundation, of which the Reporting Person is co-trustee, donated an aggregate of 37,505 shares of Common Stock to three charities.

               On July 8, 1999, the Reporting Person acquired beneficial ownership of 8,803 shares of Common Stock in connection with the acquisition of AvData Systems, Inc. by the Company (the "AvData Acquisition") and the exchange of shares of common stock of AvData Systems, Inc. held by the C. B. Lanier, Jr., Marital Trust, of which the Reporting Person is co-trustee, into shares of Common Stock pursuant to the terms of the merger agreement.

               On July 8, 1999, the Reporting Person acquired beneficial ownership of 9,692 shares of Common Stock in connection with the exchange of shares of common stock of AvData Systems, Inc. held by Lanier Family Foundation, of which the Reporting Person is co-trustee, into shares of Common Stock in the AvData Acquisition.

               On July 8, 1999, the Reporting Person acquired 168 shares of Common Stock pursuant to a distribution of shares of Common Stock received in the AvData Acquisition by South Atlantic Venture Fund L.P., of which the Reporting Person was an investor, to the investors of South Atlantic Venture
Fund L.P.
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CUSIP No. 45031T 10 4                                   Page 4 of 6 Pages
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               On July 28, 1999, the Reporting Person contributed 340,767 shares of Common Stock, valued at $29.35 per share, to an exchange fund in exchange for a certain number of shares of interest in the exchange fund. This contribution transferred all incidents of ownership, including the power to vote the Common Stock, the power to dispose of the Common Stock and the market risk associated with the Common Stock.

               On August 5, 1999, the Reporting Person sold 1,000,000 shares of Common Stock, valued at $25.00 per share, to SCANA Communications, Inc. in a private transaction.

               On August 24, 1999, the Lanier Family Foundation, of which the Reporting Person is co-trustee, sold 40,000 shares of Common Stock, valued at $27.50 per share, on the open market.

               On August 27, 1999, the Lanier Family Foundation, of which the Reporting Person is co-trustee, donated 30,000 shares of Common Stock to an educational institution.

               On September 3, 1999, the Reporting Person contributed 200,000 shares of Common Stock, valued at $26.56 per share, to an exchange fund in exchange for a certain number of shares of interest in the exchange fund. This contribution transferred all incidents of ownership, including the power to vote the Common Stock, the power to dispose of the Common Stock and the market risk associated with the Common Stock.

               On February 18, 2000, the Reporting Person acquired beneficial ownership of 1,108 shares of Common Stock in connection with the exchange of shares of common stock of AvData Systems, Inc. held by the C. B. Lanier, Jr., Marital Trust, of which the Reporting Person is co-trustee, into shares of Common Stock in the AvData Acquisition.

               On February 18, 2000, the Reporting Person acquired beneficial ownership of 1,220 shares of Common Stock in connection with the exchange of shares of common stock of AvData Systems, Inc. held by the Lanier Family Foundation, of which the Reporting Person is co-trustee, into shares of Common Stock in the AvData Acquisition.

               On April 27, 2000, the Reporting Person sold vested stock options to purchase an aggregate of 772,421 shares of Common Stock to Brown Investment Partners, L.P., of which the Reporting Person is a general partner, for the right to receive $32.19 per option, which amount is subject to adjustment pursuant to the terms of the sale agreement. Since the Reporting Person is a general partner of Brown Investments, L.P., the Reporting Person retains beneficial ownership of the shares to be received upon exercise of such vested options. Such shares, which were previously reported as directly beneficially owned, are now reported as indirectly beneficially owned.

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lanier, except with respect to (i) the 2,412 shares of Common Stock held of record by Jane Lanier, the Reporting Person's wife, of which Mrs. Lanier has such rights,
(ii) the 161,081 shares of Common Stock held of record by the Lanier Family Foundation, of which the Lanier Family
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CUSIP No. 45031T 10 4                                   Page 5 of 6 Pages
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Foundation has such rights, (iii) the 114,760 shares of Common Stock held of record by the Campbell B. Lanier, Jr. Irrevocable Life Insurance Trust, of which the Life Insurance Trust has such rights, (iv) the 9,911 shares of Common Stock held of record by the C. B. Lanier, Jr., Marital Trust, of which the C. B. Lanier, Jr., Marital Trust has such rights, and (v) the 772,421 shares of Common Stock that Brown Investment Partners, L.P., of which the Reporting Person is a general partner, has the right to purchase pursuant to outstanding vested options.
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CUSIP No. 45031T 10 4                                   Page 6 of 6 Pages
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2000

/s/ Campbell B. Lanier, III
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By: Campbell B. Lanier, III